UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), with the Securities and Exchange Commission on January 16, 2018, relating to the offer by Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation (“Sun Acquisition”) and a wholly owned indirect subsidiary of Mallinckrodt, to acquire all of the outstanding shares of Sucampo’s Class A common stock, $0.01 par value per share (the “Shares”), for a purchase price of $18.00 per Share to be paid to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time (the “Transaction”). Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding the following new section immediately prior to the existing heading entitled “U.S. Antitrust Compliance”:

“Demand Letter

On February 2, 2018, Sucampo received a letter, dated as of February 1, 2018 (the “Demand Letter”), from the law firm Andrews & Springer LLC, writing on behalf of Andre Brown, a purported stockholder of Sucampo, and addressed to our board of directors. The Demand Letter alleges, among other things, that Mallinckrodt became an “interested stockholder” (within the meaning of Section 203 of the DGCL) no later than December 20, 2017, because this Schedule 14D-9 states that on that date, our founders’ counsel provided comments on the draft proposed tender and support agreement that were accepted by Mallinckrodt. The Demand Letter claims there is a three-year moratorium on Mallinckrodt engaging in a “business combination” with Sucampo, and states that that Mr. Brown “is concerned that the Proposed Transaction—if consummated on its current terms—may be a defective corporate act.” The Demand Letter requests access to Sucampo’s books and records under Section 220 of the DGCL “for the purpose of (i) investigating a potential violation of Section 203 and (ii) investigating potential breaches of fiduciary duty and other misconduct by the Board in connection with the Company’s entry into the Proposed Transaction.”

Our counsel, Cooley LLP, responded to the Demand Letter on our behalf on February 9, 2018 by rejecting the demand for access to Sucampo’s books and records under Section 220 of the DGCL as improper. We believe that the claims set forth in the Demand Letter, including any alleged potential violation of Section 203 of the DGCL in connection with the acquisition by Mallinckrodt of Sucampo, and any alleged potential invalidity of or moratorium on the transactions contemplated by the Merger Agreement, if consummated in accordance with their terms, are without merit. Nevertheless, under applicable provisions of the DGCL, Mr. Brown may apply to the Delaware Court of Chancery for an order permitting inspection of Sucampo’s books and records pursuant to Section 220 or bring legal action seeking to vindicate the legal theories espoused in the Demand Letter.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

Date: February 9, 2018	By:	/s/ Peter Greenleaf
Peter Greenleaf
Chief Executive Officer, Chairman of the Board of Directors